

December 11, 2014

Via E-mail
Mr. Mitchell J. Krebs
Chief Executive Officer
Coeur Mining, Inc.
104 S. Michigan Avenue, Suite 900
Chicago, IL 60603

  Re: Coeur Mining, Inc.
    Form 10-K for the Year Ended December 31, 2013
    Filed February 26, 2014
    Response dated November 19, 2014
    File No. 001-08641

Dear Mr. Krebs:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

General

1. We note your response to comments 4 and 5 stating your newly-designated royalty segment asset values and revenues are limited in nature, and you believe your property descriptions and consolidated royalty revenue disclosures are appropriate when compared to your total mining operations. In addition, you state that the absence of production results, which form the basis for your royalty revenues, is appropriate when compared to your total revenues. In future filings, if true, please clearly state your royalty segment assets and revenues are not material to your company.

Form 10-Q for the Quarter Ended June 30, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations
Highlights – Three months Ended June 30, 2014, page 31

2.   We note from your response to our prior comment 7 that you did not consider the
results of the La Preciosa feasibility study to be a triggering event for the purpose of
assessing impairment at June 30, 2014. We also note from disclosures in your Form
8-K filed on July 30, 2014 that:

- the 2014 Feasibility Study reported a decrease in the after- tax NPV, estimated initial
  mine life, silver/gold recovery rate and total silver/gold production compared to your
  July 2013 Preliminary Economic Assessment;

- the after- tax NPV calculated in your Feasibility Study appears to be below the
  carrying value of your La Preciosa assets; and

- since your acquisition of La Preciosa, precious metals prices have decreased and
  Mexico has increased the taxes on precious metals mines.

Please tell us how you considered these findings and developments in your evaluation of
the triggering events for purpose of assessing impairment at June 30, 2014. Provide us
your analysis explaining the factors considered including any mitigating factors and the
basis for your conclusion. Refer to FASB ASC 360-10-35-21, 35-21(b) and 35-21(c) for
further guidance.

You may contact James Giugliano at (202) 551-3319, or Raj Rajan at (202) 551-3388, if
you have questions regarding comments on the financial statements and related matters. You
may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about
engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining